SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

KEYON COMMUNICATIONS HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

493312201
(CUSIP Number)

Patrick Soon-Shiong
10182 Culver Blvd.
Culver City, CA 90232
(310) 836-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49331220	13D/A	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS.

The California Capital Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

California
	7.	SOLE VOTING POWER

NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER

		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

Not Applicable
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.0%
14.	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 49331220	13D/A	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS.

Themba, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

California
	7.	SOLE VOTING POWER

NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER

		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

Not Applicable
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.0%
14.	TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP No. 49331220	13D/A	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS.

Steven H. Hassan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7.	SOLE VOTING POWER

NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER

		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

Not Applicable
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.0%
14.	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 49331220	13D/A	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS.

California Capital Equity, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER

NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,615,068 (See Item 5)
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER

		26,615,068 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,615,068 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

Not Applicable
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

77.1% of the outstanding voting power of the Company (See Item 5)

52.8% of the economic interest of the Company (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP No. 49331220	13D/A	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS.

Dr. Patrick Soon-Shiong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7.	SOLE VOTING POWER

NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,615,068 (See Item 5)
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER

		26,615,068 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,615,068 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

Not Applicable
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

77.1% of the outstanding voting power of the Company (See Item 5)

52.8% of the economic interest of the Company (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 49331220	13D/A	Page 7 of 11 Pages

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 17, 2010 (together, with this Amendment No. 1, this “Schedule 13D”), on behalf of The California Capital Limited Partnership, a California limited partnership (“Cal Cap”), Themba, LLC, a California limited liability company (“Themba LLC”) and Steven H. Hassan, with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Keyon Communications Holdings, Inc., a Delaware corporation (the “Company”).  The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 1) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 2.	Identity and Background

Item 2 of this Schedule 13D is hereby amended and restated as follows:

(a) This Schedule 13D is being filed on behalf of Cal Cap, Themba LLC, Steven H. Hassan, California Capital Equity, LLC, a Delaware limited liability company (“Cal Equity”), and Dr. Patrick Soon-Shiong. Mr. Hassan and Dr. Soon-Shiong are citizens of the United States. Cal Cap and Themba LLC are organized under the laws of the State of California.  Cal Equity is organized under the laws of the State of Delaware.  Cal Cap, Themba LLC, Mr. Hassan, Cal Equity and Dr. Soon-Shiong are referred to herein as the “Reporting Persons.”

(b) The principal business address for each Reporting Person is 10182 Culver Blvd., Culver City, CA 90232.

(c) Prior to its dissolution, as described below, Cal Cap was an estate planning vehicle established for the benefit of Dr. Soon-Shiong and his family and held certain investment assets. The principal business of Themba LLC was acting as the general partner of Cal Cap. Mr. Hassan is an independent certified public accountant. Dr. Soon-Shiong is an investor. Cal Equity is an investment vehicle for Dr. Soon-Shiong.

(d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons has been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(f) See Item 2(a) above for the citizenship of each of the Reporting Persons.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended to add the following information:

On March 11, 2011, Cal Cap acquired 16,315,068 shares of the Company’s Series A Preferred Stock (the “Series A Preferred Stock”) upon conversion of the previously disclosed Convertible Note at a conversion price of $1.00 per share.  In addition, upon the conversion of the Convertible Note and in accordance with a conversion agreement between Cal Cap and the Company dated December 3, 2010 (the “Conversion Agreement”), Cal Cap acquired a five year warrant to purchase 4,300,000 shares of Series A Preferred Stock at an exercise price of $.25 per share, a five year warrant to purchase 4,000,000 shares of Series A Preferred Stock at an exercise price of $.40 per share, and a five year warrant to purchase 2,000,000 shares of Series A Preferred Stock at an exercise price of $.60 per share.

The Conversion Agreement was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 9, 2010, and is incorporated herein by reference in response to this Item 4.

On March 30, 2011, Cal Cap was dissolved and all its shares of Series A Preferred Stock and warrants to purchase shares of Series A Preferred Stock were distributed in kind to Cal Equity (the “Distribution”).

CUSIP No. 49331220	13D/A	Page 8 of 11 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated as follows:

The following disclosures are based on 23,768,211 shares of the Common Stock outstanding as of March 28, 2011, as reported in the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on March 30, 1011.

(a) - (b)  Cal Equity and Dr. Soon-Shiong, as the sole member of Cal Equity, may be deemed to share beneficial ownership of 26,615,068 shares of Common Stock by virtue of Cal Equity’s direct ownership of 16,315,068 shares of Series A Preferred Stock and warrants to purchase 10,300,000 shares of Series A Preferred Stock.  Such ownership represents 77.1% of the voting power and 52.8% of the economic interest of the Company.   The foregoing is based on each share of Series A Preferred Stock being convertible into one share of Common Stock and each share of Series A Preferred Stock having the right to three votes for each share of Common Stock into which such shares of Series A Preferred Stock could then be converted.

(c) See Item 4.

(d) To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) As a result of the Distribution, Cal Cap, Themba LLC and Mr. Hassan ceased to beneficially own more than five percent of the Common Stock on March 30, 2011.  Accordingly, this is an exit filing for Cal Cap, Themba LLC and Mr. Hassan.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended to add the following information:

See response to Item 4.

Item 7.	Materials to be filed as Exhibits

Item 7 of this Schedule 13D is hereby amended to add the following information:

2.
Conversion Agreement between Cal Cap and the Company dated December 3, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 9, 2010)

3.	Joint Filing Agreement dated April 8, 2011, by and among Cal Cap, Themba LLC, Mr. Hassan, Cal Equity and Dr. Soon-Shiong (filed herewith)

CUSIP No. 49331220	13D/A	Page 9 of 11 Pages

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: April 8, 2011

THE CALIFORNIA CAPITAL LIMITED PARTNERSHIP

By:	THEMBA, LLC
Its:	General Partner

By:	/s/ Steven H. Hassan
Its:	Manager

THEMBA, LLC

By:	/s/ Steven H. Hassan
Its:	Manager

/s/ Steven H. Hassan
STEVEN H. HASSAN

CALIFORNIA CAPITAL EQUITY, LLC

By:	/s/ Patrick Soon-Shiong
Its:	Sole Member

/s/ Patrick Soon-Shiong
PATRICK SOON-SHIONG

CUSIP No. 49331220	13D/A	Page 10 of 11 Pages

Exhibits Index

1.
Joint Filing Agreement dated March 16, 2010, by and among Cal Cap, Themba LLC and Mr. Hassan (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Cal Cap, Themba LLC and Mr. Hassan with the Securities and Exchange Commission on March 17, 2010)

2.
Conversion Agreement between Cal Cap and the Company dated December 3, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 9, 2010)

3.	Joint Filing Agreement dated April 8, 2011, by and among Cal Cap, Themba LLC, Mr. Hassan, Cal Equity and Dr. Soon-Shiong (filed herewith)

CUSIP No. 49331220	13D/A	Page 11 of 11 Pages

Exhibit 3

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement of Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: April 8, 2011

THE CALIFORNIA CAPITAL LIMITED PARTNERSHIP

By:	THEMBA, LLC
Its:	General Partner

By:	/s/ Steven H. Hassan
Its:	Manager

THEMBA, LLC

By:	/s/ Steven H. Hassan
Its:	Manager

/s/ Steven H. Hassan
STEVEN H. HASSAN

CALIFORNIA CAPITAL EQUITY, LLC

By:	/s/ Patrick Soon-Shiong
Its:	Sole Member

/s/ Patrick Soon-Shiong
PATRICK SOON-SHIONG